SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

Miniso Group Holding Limited
(Name of Issuer)

Ordinary Shares, par value $0.00001 per share
(Title of Class of Securities)

66981J 102 **
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** CUSIP number 66981J 102 has been assigned to the American depositary shares ("ADSs") of the Issuer, which are quoted on the New York Stock Exchange under the symbol "MNSO." Each ADS represents four ordinary shares of the Issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 66981J102	Page 1 of 12

1.	Name of Reporting Person Guofu Ye
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 789,541,061(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 789,541,061(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 789,541,061
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 62.3%(2)
12.	Type of Reporting Person IN

(1)	Represents (i) 328,290,482 ordinary shares directly held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of 2,224,000 ADSs) directly held by YGF MC Limited, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 ordinary shares directly held by YYY MC Limited, a limited liability company incorporated under the laws of British Virgin Islands.

Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. YGF MC Limited is wholly-owned by Mr. Guofu Ye. YYY MC Limited is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.

Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited, YGF MC Limited and YYY MC Limited.

(2)	The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,266,986,555 outstanding ordinary shares of the Issuer outstanding as of December 31, 2022 (including 3,296,868 ordinary shares underlying 824,217 ADSs repurchased by the Issuer pursuant to a share repurchase program adopted by the Issuer in September 2022 but the cancellation of which was not completed yet as of December 31, 2022).

CUSIP Number: 66981J102	Page 2 of 12

1.	Name of Reporting Person Mini Investment Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 328,290,482(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 328,290,482(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 328,290,482
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 25.9%(2)
12.	Type of Reporting Person CO

(1)	Represents 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust.

Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited.

(2)	The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,266,986,555 outstanding ordinary shares of the Issuer outstanding as of December 31, 2022 (including 3,296,868 ordinary shares underlying 824,217 ADSs repurchased by the Issuer pursuant to a share repurchase program adopted by the Issuer in September 2022 but the cancellation of which was not completed yet as of December 31, 2022).

CUSIP Number: 66981J102	Page 3 of 12

1.	Name of Reporting Person YGF MC Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 203,401,382(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 203,401,382(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 203,401,382
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 16.1%(2)
12.	Type of Reporting Person CO

(1)	Represents 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of 2,224,000 ADSs) held by YGF MC Limited, a limited liability company incorporated under the laws of British Virgin Islands. YGF MC Limited is wholly-owned by Mr. Guofu Ye. Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by YGF MC Limited.

(2)	The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,266,986,555 outstanding ordinary shares of the Issuer outstanding as of December 31, 2022 (including 3,296,868 ordinary shares underlying 824,217 ADSs repurchased by the Issuer pursuant to a share repurchase program adopted by the Issuer in September 2022 but the cancellation of which was not completed yet as of December 31, 2022).

CUSIP Number: 66981J102	Page 4 of 12

1.	Name of Reporting Person YGF Development Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 328,290,482(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 328,290,482(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 328,290,482
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 25.9%(2)
12.	Type of Reporting Person CO

(1)	Represents 328,290,482 ordinary shares directly held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands. Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust.

Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YGF Development Limited.

(2)	The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,266,986,555 outstanding ordinary shares of the Issuer outstanding as of December 31, 2022 (including 3,296,868 ordinary shares underlying 824,217 ADSs repurchased by the Issuer pursuant to a share repurchase program adopted by the Issuer in September 2022 but the cancellation of which was not completed yet as of December 31, 2022).

CUSIP Number: 66981J102	Page 5 of 12

1.	Name of Reporting Person Yunyun Yang
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 789,541,061(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 789,541,061(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 789,405,061
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 62.3%(2)
12.	Type of Reporting Person IN

(1)	Represents (i) 328,290,482 ordinary shares directly held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of 2,224,000 ADSs) directly held by YGF MC Limited, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 ordinary shares directly held by YYY MC Limited, a limited liability company incorporated under the laws of British Virgin Islands.

Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. YGF MC Limited is wholly-owned by Mr. Guofu Ye. YYY MC Limited is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.

Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited, YGF MC Limited and YYY MC Limited.

(2)	The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,266,986,555 outstanding ordinary shares of the Issuer outstanding as of December 31, 2022 (including 3,296,868 ordinary shares underlying 824,217 ADSs repurchased by the Issuer pursuant to a share repurchase program adopted by the Issuer in September 2022 but the cancellation of which was not completed yet as of December 31, 2022).

CUSIP Number: 66981J102	Page 6 of 12

1.	Name of Reporting Person YYY MC Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 257,849,197(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 257,849,197(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 257,849,197
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 20.4%(2)
12.	Type of Reporting Person CO

(1)	Represents 257,849,197 ordinary shares held by YYY MC Limited, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC Limited is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.

Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by YYY MC Limited.

(2)	The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,266,986,555 outstanding ordinary shares of the Issuer outstanding as of December 31, 2022 (including 3,296,868 ordinary shares underlying 824,217 ADSs repurchased by the Issuer pursuant to a share repurchase program adopted by the Issuer in September 2022 but the cancellation of which was not completed yet as of December 31, 2022).

CUSIP Number: 66981J102	Page 7 of 12

1.	Name of Reporting Person YYY Development Limited
2.	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 257,849,197(1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 257,849,197(1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 257,849,197
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 20.4%(2)
12.	Type of Reporting Person CO

(1)	Represents 257,849,197 ordinary shares directly held by YYY MC Limited, a limited liability company incorporated under the laws of British Virgin Islands. YYY MC Limited is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust.

Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares held by YYY Development Limited.

(2)	The percentage of class of securities beneficially owned by the Reporting Person is based on a total of 1,266,986,555 outstanding ordinary shares of the Issuer outstanding as of December 31, 2022 (including 3,296,868 ordinary shares underlying 824,217 ADSs repurchased by the Issuer pursuant to a share repurchase program adopted by the Issuer in September 2022 but the cancellation of which was not completed yet as of December 31, 2022).

CUSIP Number: 66981J102	Page 8 of 12

Item 1(a).	Name of Issuer:

Miniso Group Holding Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China

Item 2(a).	Name of Person Filing:

Guofu Ye
Mini Investment Limited
YGF MC Limited
YGF Development Limited
Yunyun Yang
YYY MC Limited
YYY Development Limited
(collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The business address of the Reporting Persons is 8F, M Plaza, No. 109, Pazhou Avenue, Haizhu District, Guangzhou 510000, Guangdong Province, the People’s Republic of China

Item 2(c).	Citizenship:

Guofu Ye – People’s Republic of China
Mini Investment Limited – British Virgin Islands
YGF MC Limited – British Virgin Islands
YGF Development Limited – British Virgin Islands
Yunyun Yang – People’s Republic of China
YYY MC Limited – British Virgin Islands
YYY Development Limited – British Virgin Islands

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value $0.00001 per share, of the Issuer

Item 2(e).	CUSIP Number:

66981J 102

This CUSIP number applies to the American depositary shares of the Issuer, each representing four ordinary shares of the Issuer. No CUSIP number has been assigned to the ordinary shares of the Issuer.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the persons filing is a:

Not applicable

CUSIP Number: 66981J102	Page 9 of 12

Item 4.	Ownership

The following information with respect to the ownership of the ordinary shares of par value of $0.00001 per share of the Issuer by each of the Reporting Persons is provided as of December 31, 2022:

Reporting Person*	Amount beneficially owned		Percent of class(1)	Percent of aggregate voting power(1)	Sole power to vote or direct the vote	Shared power to vote or to direct the vote		Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Guofu Ye	789,541,061	(2)	62.3%	62.3%	0	789,541,061	(2)	0	789,541,061	(2)
Yunyun Yang	789,541,061	(3)	62.3%	62.3%	0	789,541,061	(3)	0	789,541,061	(3)
Mini Investment Limited	328,290,482	(4)	25.9%	25.9%	0	328,290,482	(4)	0	328,290,482	(4)
YGF Development Limited	328,290,482	(4)	25.9%	25.9%	0	328,290,482	(4)	0	328,290,482	(4)
YGF MC Limited	203,401,382	(5)	16.1%	16.1%	0	203,401,382	(5)	0	203,401,382	(5)
YYY MC Limited	257,849,197	(6)	20.4%	20.4%	0	257,849,197	(6)	0	257,849,197	(6)
YYY Development Limited	257,849,197	(6)	20.4%	20.4%	0	257,849,197	(6)	0	257,849,197	(6)

*	Mini Investment Limited is wholly owned by YGF Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Guofu Ye is deemed to be the controlling person of the trust. YGF MC Limited is wholly-owned by Mr. Guofu Ye. YYY MC Limited is wholly owned by YYY Development Limited, a limited liability company incorporated under the laws of British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yunyun Yang is deemed to be the controlling person of the trust. Ms. Yunyun Yang is Mr. Guofu Ye’s spouse. Mr. Guofu Ye and Ms. Yunyun Yang make joint decisions on the exercise of the voting power of the shares owned by them through their holding vehicles. As a result, both Mr. Guofu Ye and Ms. Yunyun Yang are deemed to be beneficial owners of the shares directly held by Mini Investment Limited, YGF MC Limited and YYY MC Limited.

(1)	The percentage of class of securities and the percentage of aggregate voting power beneficially owned by the Reporting Person is based on a total of 1,266,986,555 outstanding ordinary shares of the Issuer outstanding as of December 31, 2022 (including 3,296,868 ordinary shares underlying 824,217 ADSs repurchased by the Issuer pursuant to a share repurchase program adopted by the Issuer in September 2022 but the cancellation of which was not completed yet as of December 31, 2022). In computing the percentage ownership of a Reporting Person, the shares that the Reporting Person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security, after December 31, 2022 have been included.

(2)	Represents (i) 328,290,482 ordinary shares directly held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of 2,224,000 ADSs) directly held by YGF MC Limited, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 ordinary shares directly held by YYY MC Limited, a limited liability company incorporated under the laws of British Virgin Islands.

(3)	Represents (i) 328,290,482 ordinary shares directly held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands, (ii) 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of 2,224,000 ADSs) directly held by YGF MC Limited, a limited liability company incorporated under the laws of British Virgin Islands, and (iii) 257,849,197 ordinary shares directly held by YYY MC Limited, a limited liability company incorporated under the laws of British Virgin Islands.

(4)	Represents 328,290,482 ordinary shares held by Mini Investment Limited, a limited liability company incorporated under the laws of British Virgin Islands.

(5)	Represents 203,401,382 ordinary shares (including 8,896,000 ordinary shares in the form of 2,224,000 ADSs) held by YGF MC Limited, a limited liability company incorporated under the laws of British Virgin Islands.

A loan arrangement has been entered with an authorized institution as defined in the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) (the “Loan Arrangement”), pursuant to which the 133,889,560 ordinary shares held by YGF MC LIMITED are subject to share pledge to another authorized institution as defined in the Banking Ordinance as security agent (the “Security Agent”); as of December 31, 2022, 2,224,000 ADSs (representing 8,896,000 ordinary shares) and 60,615,822 ordinary shares held by YGF MC LIMITED had been placed in escrow and subject to negative pledge covenants and restrictions on disposal.

(6)	Represents 257,849,197 ordinary shares held by YYY MC Limited, a limited liability company incorporated under the laws of British Virgin Islands.

Pursuant to the Loan Arrangement, 257,849,197 ordinary shares held by YYY MC LIMITED are subject to share pledge to Security Agent.

CUSIP Number: 66981J102	Page 10 of 12

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certifications:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2023

Guofu Ye

/s/ Guofu Ye

Yunyun Yang

/s/ Yunyun Yang

Mini Investment Limited

By:	/s/ Guofu Ye
Name:	Guofu Ye
Title:	Director

YGF Development Limited		For an on behalf of
S.B. Vanwall Ltd.
By:	/s/ S.B. Vanwall Ltd.	/s/ Ho Suk Ching
Name:	S.B. Vanwall Ltd.	Authorized Signature(s): Ho Suk Ching
Title:	Director

YGF MC Limited

By:	/s/ Guofu Ye
Name:	Guofu Ye
Title:	Director

YYY MC Limited

By:	/s/ Yunyun Yang
Name:	Yunyun Yang
Title:	Director

YYY Development Limited		For an on behalf of
S.B. Vanwall Ltd.
By:	/s/ S.B. Vanwall Ltd.	/s/ Ho Suk Ching
Name:	S.B. Vanwall Ltd.	Authorized Signature(s): Ho Suk Ching
Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement